FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc. (the “Company”)
1 First Canadian Place
100 King Street West, Suite 7070
P.O. Box 419
Toronto, Ontario M5X 1E3

2.	Date of Material Change

February 26, 2016

3.	News Release

A press release disclosing the material change was released on February 26, 2016, through the facilities of Marketwired.

4.	Summary of Material Change

The Company announced that it has closed its previously announced non-brokered private placement of an aggregate of 67,000,000 common shares in the capital of the Company (the “Common Shares”) at a price of Cdn$0.015 per Common Share for gross proceeds of Cdn$1,005,000 (the “Offering”). See the press releases attached hereto as Schedule “A” and Schedule “B” for additional information in respect of this transaction.

5.	Full Description of Material Change

A full description of the material change is contained under Item 4.

The following supplementary information is provided in accordance with Section 5.2 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

(a)	a description of the transaction and its material terms:

60,000,000 Common Shares of the Company were issued to Arnold Kondrat (an insider of the Company) pursuant to the Offering.

(b)	the purpose and business reasons for the transaction:

The proceeds of the Offering will be used to reduce outstanding payables and for general working capital purposes.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

The completion of the Offering will provide the Company with funds to settle outstanding payables and for general working capital purposes.

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Arnold Kondrat, the President, Chief Executive Officer and a director of the Company (and also a holder of more than 10% of the outstanding Common Shares of the Company), acquired 60,000,000 Common Shares of the Company pursuant to the Offering. As well, a portion of the proceeds of the Offering will be used to repay short term, non-interest bearing loans totaling Cdn$825,000 provided to the Company by Mr. Kondrat.

(ii)

the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Following the completion of the Offering, Mr. Kondrat, directly and indirectly, now holds an aggregate of 74,300,818 Common Shares, representing approximately 49.1% of the issued and outstanding Common Shares of the Company. In addition, Mr. Kondrat owns stock options entitling Mr. Kondrat to purchase an aggregate of 250,000 Common Shares of the Company.

(e)

unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Offering was unanimously approved by the board of directors of the Company. No contrary view or abstention was expressed or made by any director.

(f)

A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h)

the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Other than the subscription agreement entered into between the Company and Mr. Kondrat, the Company has not entered into any agreement with an interested party or a joint actor with an interested party in connection with the Offering. To the Company’s knowledge, no related party to the Company has entered into any agreement with an interested party or a joint actor with an interested party, in connection with the Offering.

(i)

disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The Company relied upon the financial hardship exemption (the "Exemption") set out in paragraph (g) of section 5.5 of MI 61-101 and paragraph (e) of section 5.7 of MI 61-101, in order to exempt the transaction from the valuation and shareholder approval requirements of MI 61-101. The Exemption is available if (a) the issuer is insolvent or in serious financial difficulty, (b) the transaction is designed to improve the financial position of the issuer, (c) paragraph (f) of section 5.5 of MI 61-101 is not applicable, (d) the issuer has one or more independent directors in respect of the transaction, and (e) the issuer's board of directors, acting in good faith, determines, and at least two-thirds of the issuer's independent directors, acting in good faith, determine that items (a) and (b) of the Exemption apply, and the terms of the transaction are reasonable in the circumstances of the issuer. As well, paragraph (e) of section 5.7 of MI 61-101 requires that there be no other requirement, corporate or otherwise, to hold a meeting to obtain any approval of the holders of any class of affected securities.

With respect to item (a) of the Exemption, the Company had a working capital deficiency of US$1,628,620 as at September 30, 2015. With respect to item (b) of the Exemption, the Offering provided the Company with funds to settle outstanding payables and for general working capital purposes. With respect to item (c) of the Exemption, paragraph (f) of section 5.5 of MI 61-101 is not applicable. With respect to item (d) of the Exemption, the Company had more than one independent director in respect of the Offering. With respect to item (e) of the Exemption, the directors of the Company unanimously determined that items (a) and (b) of the Exemption applied and that the terms of the Offering were reasonable in the circumstances of the Company. As well, there was no other requirement, corporate or otherwise, to hold a meeting to obtain any approval of the Company's shareholders.

The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the Offering, which the Company deems reasonable in the circumstances so as to be able to avail itself of potential financing opportunities and complete the Offering in an expeditious manner.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, contact Arnold Kondrat, President and Chief Executive Officer of the Company, at (416) 366-2221.

9.	Date of Report

March 3, 2016.

SCHEDULE “A”

PRESS RELEASE

Loncor Closes Private Placement of Common Shares

Toronto, Ontario – February 26, 2016 – Loncor Resources Inc. (the “Company” or “Loncor”) (TSX: “LN”) is pleased to announce that it has closed its previously announced non-brokered private placement of an aggregate of 67,000,000 common shares of the Company (the “Common Shares”) at a price of Cdn$0.015 per Common Share for gross proceeds of Cdn$1,005,000 (the “Offering”).

Arnold Kondrat, Chief Executive Officer, President and a director of the Company, acquired 60,000,000 of the Common Shares of the Company issued under the Offering. Taking into account the acquisition of these Common Shares, Mr. Kondrat now owns, directly and indirectly, an aggregate of 74,300,818 Common Shares, representing approximately 49.1% of the issued and outstanding Common Shares of the Company. If Mr. Kondrat were to exercise all of his respective convertible securities he would own, directly and indirectly, 74,550,818 Common Shares, representing approximately 49.2%, of the Company’s then outstanding Common Shares, on a partially diluted basis.

Mr. Kondrat has acquired the Common Shares for investment purposes and may, depending on market and other conditions, increase or decrease his beneficial ownership, control or direction over the Common Shares, or other securities of the Company, through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise. For further details relating to the acquisition, please see the early warning report, a copy which is available on SEDAR.

The Offering constitutes a related party transaction within the meaning of Multilateral Instrument 61-101 (“MI 61-101”) as an insider of the Company (Mr. Kondrat) purchased 60,000,000 Common Shares under the Offering. The Company is relying on the financial hardship exemptions from such requirements contained in sub-sections 5.5(g) and 5.7(e) of MI 61-101. The independent directors of the Company have all approved the Offering. Mr. Kondrat did not vote in connection with the said approval. The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the Offering, which the Company deems reasonable in the circumstances so as to be able to avail itself of potential financing opportunities and complete the Offering in an expeditious manner.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Loncor Resources Inc.

The Company is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (“DRC”) – the Ngayu and North Kivu projects. The Company owns exploration permits covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of 13,210 km2 in North Kivu province. Both areas have historic gold production. Additional information with respect to the Company’s projects can be found on the Company’s website at www.loncor.com.

For further information, please contact:

Arnold Kondrat, President & CEO
Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.
www.loncor.com

Forward-Looking Information:

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company’s properties, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in gold prices and equity markets, political developments in DRC, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated March 31, 2015 relating to the year ended December 31, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

A-2

SCHEDULE “B”

LONCOR ANNOUNCES PRIVATE PLACEMENT OF COMMON SHARES

FOR IMMEDIATE RELEASE

Toronto, Ontario – February 9, 2016 – Loncor Resources Inc. (the “Company”) (TSX: LN) is pleased to announce a non-brokered private placement of up to 67,000,000 common shares (the “Common Shares”) of the Company at a price of $0.015 per Common Share for gross proceeds of up to $1,005,000 (the “Offering”).

Arnold Kondrat, the President, Chief Executive Officer and a director of the Company will be subscribing for 60,000,000 Common Shares pursuant to the Offering. Mr. Kondrat currently holds 14,300,818 (16.9%) of the issued and outstanding Common Shares and upon closing of the Offering he will hold 74,300,818 (49.1% of the Common Shares issued and outstanding assuming the full Offering is completed).

Closing of the Offering is subject to receipt of all necessary corporate and regulatory approvals, including the approval of the Toronto Stock Exchange (“TSX”). All securities issued in connection with the Offering will be subject to a statutory hold period of four months plus a day from the date of issuance in accordance with applicable securities legislation. The proceeds of the Offering will be used to: (i) repay short term, non-interest bearing loans totaling $825,000 provided to the Company by Mr. Kondrat; and (ii) pay corporate and public company costs of the Company for the next 6 months (such costs will include normal operating costs including legal and auditor fees). Over the past 2 years, Mr. Kondrat provided several critical loans to the Company, a major portion of which were used to sustain the Company's operations in the Democratic Republic of the Congo. Moving forward to assist the Company further and subject to TSX approval, Mr. Kondrat has agreed to provide a CDN$240,000 line of credit until such time additional funding can be secured.

The Offering will ordinarily require shareholder approval under the requirements of the TSX because it will materially affect control of the Company through the issuance of the Common Shares to Mr. Kondrat, will result in the issuance of Common Shares of the Company to the subscribers in excess of 25% of the number of currently issued and outstanding Common Shares and will result in an issuance of Common Shares in excess of 10% to insiders. In this regard, the number of Common Shares that will be: (i) issuable to the subscribers will be 67,000,000, representing approximately 79.35% of the number of currently issued and outstanding Common Shares; and (ii) issuable to insiders will be 60,000,000, representing approximately 71.06% of the number of currently issued and outstanding Common Shares.

The Company is in serious financial difficulty as a result of the decline in gold prices over the last several years and the corresponding inability of the Company to secure sufficient third-party financing over the last 24 months in the current difficult market conditions. Given the situation, the Company has immediate capital needs and cannot fund its current obligations.

Pursuant to Section 604(e) of the TSX Company Manual, the Company has applied for an exemption from the shareholder approval requirements of the TSX, on the basis of financial hardship, given that the Company is in serious financial difficulty and the immediacy of the Company’s need to address its capital obligations through the Offering does not afford it sufficient time or fund a special shareholders meeting.

The Company’s management and the board of directors expect the Offering to provide the necessary available funding to address the Company’s financial difficulties, including the sustaining of the Company for approximately six months of operations. In addition, the Company plans to seek additional financing to fund its longer term objectives and operations.

The board of directors of the Company has determined that the proposed Offering is fair to, and in the best interests of, the shareholders of the Company.

TSX Delisting Review

The TSX has placed the Company under remedial delisting review because the Company did not meet the TSX’s requirements with respect to the Company’s working capital position and market capitalization. The Company has requested that it be provided additional time to regain compliance with the Continued Listing Requirements of the TSX. There is no guarantee that completion of the Offering will satisfy the Continued Listing Requirements of the TSX. If the TSX determines to delist the common shares of Loncor, the Company will seek a listing on the TSX Venture Exchange.

About Loncor Resources Inc.

The Company is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (“DRC”) – the Ngayu and North Kivu projects. The Company owns exploration permits covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of 13,210 km2 in North Kivu province. Both areas have historic gold production. Additional information with respect to the Company's projects can be found on the Company’s website at www.loncor.com.

For further information, please contact:

Arnold T. Kondrat, President & CEO
Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.
www.loncor.com

Forward-Looking Information:

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Offering) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, failure to complete the proposed Offering, the need to satisfy regulatory and legal requirements with respect to the proposed Offering, changes in gold prices and equity markets, political developments in DRC, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated March 31, 2015 relating to the year ended December 31, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

B-2

Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

B-3